SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH May, 2010

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM completes another phase in its organizational restructuring process

Company has three new vice presidents; Eduardo Golveia comes to be the Multiplus’ CEO

São Paulo, May 5th, 2010 – We have completed another phase in our organizational restructuring, indicating our commitment to improving governance and the creation of a large corporation with a focus on airline operations and multibusiness.

Ricardo Froes comes to the company as the new vice president of Finance, Management and IT, reporting to the president, Líbano Barroso, who has been fulfilling this role on an interim basis since he assumed the presidency in October 2009. Before coming to TAM, Froes was the Financial Director of Solvi Participações, and was responsible for the Treasury, Project Financing, Insurance, Planning and Legal-Strategic areas. At CCR – Companhia de Concessões Rodoviárias, where he also held the office of Financial Director, he was responsible for Investor Relations, as well as Treasury, Project Financing and Insurance areas. Economist graduated from Minas Gerais Federal University (Universidade Federal de Minas Gerais), holds an MBA in Finance from IBMEC.

Another step in the direction of a precise definition of the corporate functions was taken with the creation of the Vice Presidency of Supply and Contracts. José Zaidan Maluf, who joined TAM in 1995 and since 2000 has been responsible as the Director of International Contracts, assumes this office. With more than 30 years of experience in the aeronautic and airports industry, Maluf graduated with a degree in Electrical Engineering from the Mauá - Brazil School of Engineering (Escola de Engenharia Mauá - Brasil) and holds an MBA from IBMEC.

Furthermore, in February we reestablished the vice presidency of Knowledge Management and Human Resources, aligned with the company’s focus on the principles of Spirit of Serving and Passion for Aviation. Claudio Costa, with 20 years of experience in Human Resources, was hired as the VP in this area. Before joining TAM, he was the director of a business unit of Hay Group, where he was responsible for strategic project planning and organizational development in companies like Petrobras, Cielo, Vallourec & Mannesmann, Vale and SHV Gás Brasil, among others. He also had experience with Accenture, Grupo Fiat and Bank Boston. He graduated in Business Administration from FAAP in São Paulo and holds an MBA of Company Management from PUC – Minas.

“The new structure shows our obsession in building a culture of high performance. We believe that culture is made with examples and processes, and mainly focus on people", says Libano Barroso, president of TAM Linhas Aéreas.

The improvement of governance in the group, with the share of responsibilities between new business development and airline operations, was announced on March 31 this year, indicating the executive Marco Antonio Bologna for the Presidency of the holding TAM SA (Bovespa: TAMM4 and NYSE: TAM), with responsibility for business development group and its adjacent institutional relationship. Líbano Barroso follows as President of TAM Linhas Aéreas, in charge of airline operations (passenger and cargo), which include TAM Linhas Aéreas, TAM Airlines (former TAM Mercosur), Pantanal Linhas Aereas and TAM Viagens. He will continue as Director of Investor Relations of the holding TAM SA.

In an election on April 30th, the General Board of Directors has approved the appointment of Bologna for the presidency of the holding.

Multiplus Fidelidade’s new CEO

The executive Eduardo Gouveia will assume on May 17th the position of CEO of Multiplus Fidelidade (Bovespa: MPLU3), which has been in charge of Líbano Barroso since the company was established in October 2009. Graduated in Computer Science from Pernambuco Federal University (Universidade Federal de Pernambuco) and in Business Administration from FESP-UPE, Gouveia has Finance specialization from IBMEC and MBA in Marketing from FGV. He had been working as Vice President of Marketing and Sales at Cielo in the last four years. Previously, he was Vice President of Marketing at WalMart and had experiences in companies such as Bompreço, Hipercard and Banorte. Gouveia will also act as Director of Investor Relations of Multiplus.

Investor Relations:	Press Agency Contact:
Phone: (55) (11) 5582-9715	Media Relations
Fax: (55) (11) 5582-8149	www.tam.com.br
invest@tam.com.br	www.taminforma.com.br
www.tam.com.br/ir	MVL Comunicação
Phone: (55) (11) 3594-0328
equipetam@mvl.com.br

About TAM (www.tam.com.br)

We have been the leader in the Brazilian domestic market for more than four years, and held a 41.8% domestic market share and 85.3% international market share in March 2010. We operate regular flights to 43 destinations throughout Brazil and we serve 82 different cities in the domestic market through regional alliances. Operations abroad include our flights to 18 destinations in the United States, Europe and South America: New York , Miami and Orlando (USA), Paris (France), London (England), Milan (Italy), Frankfurt (Germany), Madrid (Spain), Buenos Aires (Argentina), La Paz, Cochabamba and Santa Cruz de la Sierra (Bolivia), Santiago (Chile), Asuncion and Ciudad del Este (Paraguay), Montevideo (Uruguay), Caracas (Venezuela) and Lima (Peru). We have code-share agreements that make possible the sharing of seats on flights with international airlines, enabling passengers to travel to 72 other destinations in the U.S., Europe and South America. We were the first Brazilian airline company to launch a loyalty program. Currently, the program has over 6.6 million subscribers and has awarded more than 9.7 million tickets.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 5, 2010

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.